02034673

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Angang New Steel Company Ltd

*CURRENT ADDRESS # 396, Nan Zhong Hua Lu
Anshan City, Liaoning Province
The People's Republic of China, 114003

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

8234663

FILE NO. 82- ~~[illegible]~~ FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: EBS

DATE : 6/5/02

Item 2

ARS 12-31-00

鞍鋼新軋鋼股份有限公司

ANGANG NEW STEEL COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

82-34663

2000 Annual Results Announcement

The Board of Directors (the "Board") of Angang New Steel Company Limited (the "Company") is pleased to announce the audited consolidated results of the Company for the year ended 31st December, 2000, together with comparative figures for 1999 and 1998 as follows:

PREPARED IN ACCORDANCE WITH INTERNATIONAL ACCOUNTING STANDARDS ("IAS")

	For the year ended 31st December 2000	1999 (restated)	1998 (restated)
	Rmb'000	*Rmb'000*	*Rmb'000*
Turnover	9,767,000	6,907,996	5,681,410
Profit before taxation	754,877	427,503	226,106
Taxation	263,482	132,082	68,668
Net profit	491,395	295,421	157,437
Total assets	9,487,198	6,894,041	6,300,720
Total liabilities	2,267,402	1,539,401	1,166,231
Shareholders' funds	7,219,796	5,354,640	5,134,489
Net assets per share	Rmb2.47	Rmb2.13	Rmb2.05
Earnings per share (weighted average)	Rmb0.188	Rmb0.118	Rmb0.063
Return on net assets	6.81%	5.52%	3.07%

PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS

1. The Company recorded total profit of Rmb752,422,000, of which profit from principal operations amounted to Rmb1,032,303,000; profit from other operating activities amounted to Rmb23,236,000; net loss from non-operating activities amounted to Rmb4,544,000; the aggregate amount of expenses was Rmb298,573,000. Net cash flow from operations was Rmb890,230,000 and net increase in cash and cash equivalent was Rmb631,424,000.

2. The Company recorded net profit of Rmb491,395,000 under IAS and net profit of Rmb489,749,000 under PRC Accounting Standards. The difference of Rmb1,646,000 is due to increase in profit of Rmb2,455,000 from amortisation of intangible assets and decrease of profit of Rmb809,000 from reduction of deferred tax.

3. Major accounting data and financial indices:

	Item	For the year ended 31st December 2000	1999	1998
		Rmb'000	*Rmb'000*	*Rmb'000*
(1)	Revenue from principal operations	9,793,150	6,923,142	5,692,330
(2)	Net Profit	489,749	291,261	123,775
(3)	Total assets	9,565,110	6,971,340	6,382,179
(4)	Shareholders' funds	7,017,861	5,431,939	5,140,678
(5)	Earnings per share (diluted)	Rmb0.168	Rmb0.12	Rmb0.049
(6)	Net assets per share (diluted)	Rmb2.41	Rmb2.16	Rmb2.05
(7)	Adjusted net assets per share (diluted)	Rmb2.41	Rmb2.16	Rmb2.05
(8)	Return on net assets	6.98%	5.36%	2.41%
(9)	Ratio of shareholders' funds	73.37%	77.92%	80.55%
(10)	Earnings per share (weighted average)	Rmb0.187	Rmb0.12	Rmb0.049
	Return on net assets	8.1%	5.51%	2.42%

Notes:

1. The calculation formulae in respect of major financial indices are as follows:
   a. Net assets per share = shareholders' funds at year end/aggregate number of shares outstanding at year end
   b. Earnings per share = net profit/aggregate number of weighted average shares for the year
   c. Return on net assets per share = net profit/shareholders' funds at year end x 100%
2. Certain comparative figures have been adjusted as a result of changes in accounting policy for proposed dividend in order to comply with IAS 10 *Events After the Balance Sheet Date* (revised 1999) and also for provision for major overhaul in order to comply with IAS 37 *Provisions, Contingent Liabilities and Contingent Assets*.
3. Changes in shareholders' interests during the reporting period (in accordance with PRC Accounting Standards)

Items	Share capital Rmb'000	Capital reserve Rmb'000	Surplus reserve Rmb'000	Including: Statutory public welfare fund Rmb'000	Undistributed profit Rmb'000	Total Rmb'000
As at 1st January 2000	2,509,000	2,152,761	185,146	92,573	585,032	5,431,939
Increase during 2000	408,943	949,845	—	—	489,749	1,848,537
Transfer to statutory reserves	—	—	97,950	48,975	(97,950)	—
Dividends	—	—	—	—	(262,615)	(262,615)
As at 31st December 2000	2,917,943	3,102,606	283,096	141,548	714,216	7,017,861

Reasons for changes:

The Company issued convertible debentures of Rmb1.5 billion in the PRC from 15th March, 2000 to 17th March, 2000. As at 31st December, 2000, such debentures had been converted to 408,943,331 A shares.

OPERATIONAL RESULTS FOR 2000

The Company recorded net profit of Rmb491,395,000 under International Accounting Standards for the year ended 31st December, 2000, representing an increase of 66.34%, as compared with the previous year; and basic earnings per share were Rmb0.188.

In accordance with PRC Accounting Standards, the Company recorded net profit of Rmb489,749,000 for the year ended 31st December, 2000, representing an increase of 68.15%, as compared with the previous year; and weighted average earnings per share were Rmb0.187.

BUSINESS REVIEW

In 2000, the iron and steel market in the PRC has recovered and the price of steel products increased. The overall prices of the Company's steel products increased by 8.57% as compared with 1999, which helped to improve the Company's profitability during the year. The Company made various efforts to enhance its sales and marketing, reduce costs, strengthen science and technology development, improve its product mix and increase product quality. All these efforts contributed to the steady growth of the Company's efficiency.

1. Production of major products

   In 2000, the Company produced 3,562,000 tonnes of steel products, representing an increase of 21.45% as compared with 1999, of which cold rolled sheets accounted for 1,060,000 tonnes, representing an increase of 5.31% from 1999; wire rods accounted for 946,000 tonnes, representing the same level of that in 1999; thick plates accounted for 797,000 tonnes, representing an increase of 28.8% over 1999; large section plant produced 759,000 tonnes of steel. In addition, steel smelting plant produced 1,847,000 tonnes for the period from April to December, 2000.

2. Marketing activities

   Responding to better macroeconomic environment and increased domestic market demand for steel products in 2000, the Company adjusted its sales and marketing strategies and strengthened market analysis and planning. It also made flexible marketing strategies to sustain existing clients and develop new markets. In addition to further maintaining the main sale channels and network, the Company focused on participating in tenders of the State western development and other State major projects. The Company formulated a marketing strategy for the western region on the tenders of road, irrigation, railway, heat supply, and oil and natural gas projects. In 2000, the Company succeeded in securing the following tenders which are the State's focused projects: water pipe lines in Dalian, Qinchuan railway, Daqing, Three Gorges, San Men Xia, Xinchang route, Shuo Huang route, Xi Kang route, wind power station in Xinjiang and Shen Mu to Yan'an route.

   In 2000, the Company sold 3,515,000 tonnes of steel products which resulted in a production to sales ratio of 98.7%.

3. Strengthening of the Company's product mix and product development in order to increase economic efficiency

   The Company formulated specific plan for developing high-efficient products and made it a part of the economic responsibility system. A development group was established for this purpose. These measures not only increased the variety of the Company's products but has also achieved economic efficiency.

4. Gradual improvement in product mix by testing, developing and marketing new products

   In 2000, the Company made efforts to conduct research, testing and promotion of new steel products in order to enhance its product mix. There were 16 new products developed in 2000 and it resulted in considerable economic efficiency.

5. International certifications

   In June, 2000, the Company was officially presented "ISO14001 Environmental Management System Certification" and "UKAS Certification" upon examination by independent experts. The Company is the first large enterprise in Liaoning Province to be awarded such accreditation. The Company thus obtained a "green pass card" for its products both domestically and internationally. The Company's corporate image has been well established.

ANALYSIS OF FINANCIAL AND OPERATIONAL STATUS

(In accordance with PRC Accounting Standards)

Item	2000 *Rmb'000*	1999 *Rmb'000*	Increase /decrease (%)	Reasons for change
Total assets	9,565,110	6,971,340	37.21	(a)
Long-term liabilities	271,901	240,000	13.29	(b)
Shareholders' fund	7,017,861	5,431,939	29.20	(c)
Profit from principal business	1,032,303	587,045	75.85	(d)
Net profit	489,749	291,261	68.15	(d)

(a) Increase in total assets is mainly attributable to increase in deposit owing to the issue of convertible debentures of Rmb1.5 billion in the PRC during the period from 15th to 17th March, 2000, and increase in profit for the year.

(b) Increase in long-term liabilities is the balance of unconverted convertible debentures.

(c) Increase in shareholders' fund is attributable to 409 million shares converted from convertible debentures which increased capital reserve by Rmb950 million.

(d) Increase in profit from principal business and net profit is attributable to the profit from the Large Section Plant for the whole year, the profit from steel smelting plant as well as increase in prices of some of the Company's products.

PROSPECTS FOR 2001

The Board considered that there are advantages and disadvantages of external environment for the development of the Company in 2001. One of the beneficial factors is that the State is expected to continue to adopt positive financial policy and a steady monetary policy to increase investment, especially in western China development, which may further trigger consumption. In view of this situation, the steel market will be further improved. Moreover, the State is expected to continue to implement total volume control and close "five-small" enterprises. This would lead to stable steel prices in the PRC. From an internal perspective, the Company has many advantages. First, the Company is a domestically and overseas listed company, and is well-known in both the PRC and overseas. Second, technology renovation projects will be completed gradually and will bring new economic growth to the Company. Third, the Company has a rational financial structure and high potential for further development. Fourth, the standard of management, technological equipment and production technology has been enhanced, thus reinforcing market competitiveness of the Company. As to the disadvantages first, the Company will face challenges from international market competition after China's anticipated accession to the World Trade Organisation (the "WTO"). Second, competition within the industry will be more fierce in the PRC, and third, the oversupply of iron steel products in the PRC is expected to continue.

In 2001, the measures for the production and operations of the Company are as follows:

1. To be market-oriented, to strengthen sales and marketing management, to develop more markets and to maintain the stability of the main sales channels. In particular, in line with the State's development strategy in western China, the Company will use its best efforts to develop the western China market. Export will also be enhanced so as to provide the Company's production and operation with a good environment in order to achieve a 100% production-to-sales ratio.
2. To implement a comprehensive central management system so as to ensure stable and efficient production.
3. To rely on science and technology, to strengthen technological innovation, and to focus on types, quality and efficiency of its product development.
4. To further enhance corporate internal reforms and to establish a new human resources incentive system.
5. To carry out "management sample projects" so as to strengthen corporate management and to achieve in full innovative management.

USE OF PROCEEDS FROM CAPITAL RAISED

The Company issued 890,000,000 H Shares and 300,000,000 A Shares in July and November 1997 respectively, raising a total of approximately Rmb2,633,000,000. In March 2000, the Company issued convertible debentures of Rmb1,500,000,000, with net proceeds of Rmb1,480,000,000, in the PRC. The use of these proceeds are as follows:

	Capital Expenditure Projects	Gross Investment Rmb'000	Amount of Proceeds for investment Rmb'000	Actual Investment Rmb'000	Project Progress
1.	Construction of the steel smelting plant	2,400,000	1,750,000	1,222,710	Completed
2.	Installation of the combined pickling and continuous rolling line	700,000	550,000	639,630	Installation of mechanical equipment was completed. Accurate adjustment has been made. Trial production was started in May
3.	Joint venture on the construction of galvanized steel production line	250,000	250,000	930	A preliminary joint venture agreement with Thyssen Stahl AG was signed
4.	Construction of cutting and packaging line	60,000	50,000	60,000	Completed
5.	Renovation of cold rolling plant	1,950,000	–	–	Preliminary work in progress
6.	Renovation of No.2 and No.3 cutting line	100,000	–	–	Preliminary work in progress
7.	New distribution center	180,000	–	–	Preliminary work in progress

As the construction period for most of the above capital expenditure projects is expected to be comparatively long, the Company has therefore applied an amount of Rmb840,000,000 out of the proceeds for the repayment of its bank loans and loan from Angang Holding in order to reduce its financial expenses. The balance of the proceeds of Rmb1,078,280,000 is presently deposited with banks.

PRINCIPAL ACTIVITIES

The Company is a large steel product manufacturing enterprise in the PRC. It is principally engaged in the production and sale of billets, wire rods, thick plates, cold rolled sheets, heavy rails, pipe billets and large steel products. The Company's products are sold domestically in the PRC and are also exported to the United States, South Korea, Japan, the Philippines, Europe and in Southeast Asia.

A geographical analysis of the Company's turnover is set out below in this announcement. All of the Company's business operations are conducted in the PRC.

PROFIT APPROPRIATION PROPOSAL FOR 2000 AND ESTIMATE FOR 2001 PROFIT APPROPRIATION

In accordance with PRC regulations, the Company transferred Rmb48,975,000 (10% of the net profit of Rmb489,749,000 for 2000 under PRC Accounting Standards) to each of the statutory surplus reserve and the statutory public welfare fund. The undistributed profit at the beginning of 2000 was Rmb585,032,000 and the distributable profit as at 31st December, 2000 was Rmb976,831,000. The Board recommends the profit appropriation for 2000 to be Rmb0.09 in cash per share on the basis of 2,917,943,331 shares as recorded as at 31st December, 2000. Dividend for domestically-listed Renminbi ordinary shares is tax inclusive. This proposal is subject to the approval at the Company's annual general meeting for 2000.

The Company proposes to appropriate profit in 2001. The ratio of the net profit of 2000 to be distributed as dividend is not less than 40%. The undistributed profit as at 31st December, 2000 will not be distributed as dividend for the next year. The appropriation will be mainly in form of cash dividend. The actual distribution method will be subject to the Company's situation at the time. This proposal is subject to the approval at the Company's annual general meeting for 2000.

PROFIT DISTRIBUTION FOR THE REPORTING PERIOD

There was no profit distribution during the reporting period.

MAJOR SUPPLIERS AND CUSTOMERS

In 2000, the cost of raw materials purchased from the Company's five largest suppliers represented 87.44% of the Company's total purchases for 2000, of which purchases from the largest supplier represented 86.13% of the Company's total purchases. The sales to the Company's ten largest customers in aggregate represented 39.46% of the Company's total turnover for the year.

Angang Holding, the Company's holding company, is the Company's largest supplier of raw materials. None of the directors, supervisors, their associates or any shareholders, who, to the knowledge of the Board of Directors, hold more than 5% of the shares of the Company, has interests in the suppliers or customers mentioned above during the year.

CODE OF BEST PRACTICE

To the knowledge of the Board, the Company had throughout the year complied with paragraphs 1 to 13 of the Code of Best Practice, as set out by The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange.

SERVICE CONTRACTS OF DIRECTORS AND SUPERVISORS

Each of the executive directors and supervisors of the Company has entered into a service contract with the Company for an initial term of 3 years commencing from 8th May, 2000. The newly elected directors and supervisors hold the same tenure as that of the other members of the Board and the Supervisory Committee. No director or supervisor has entered into any service contract with the Company which may not be terminated by the Company within one year without compensation other than statutory compensation.

PURCHASE, SALE AND REDEMPTION OF LISTED SHARES

During the year ended 31st December, 2000, there was no purchase, sale or redemption of the Company's listed shares by the Company or any of its subsidiaries.

PRE-EMPTIVE RIGHTS

In accordance with the Articles of Association of the Company and the laws of the PRC, no pre-emptive rights exist that require the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

DIRECTORS' AND SUPERVISORS' INTERESTS IN CONTRACTS

During the year, none of the directors or supervisors of the Company had any interests in the contracts to which the Company or any of its subsidiaries was a party.

TRUST DEPOSIT

As at 31st December, 2000, the Company did not have any trust deposits placed with any financial institutions in the PRC and did not encounter any difficulties in making withdrawals of the Company's deposits with banks.

FIXED ASSETS

Movements in the fixed assets during the year are set out below in this announcement.

RESERVES

Movements in the reserves during the year are set out below in this announcement.

STATUTORY PUBLIC WELFARE FUND

Details of the statutory public welfare fund in terms of its nature, application, movement and basis of calculation (including the percentage used and amount of profits for calculation) are set out below in this announcement.

EMPLOYEE RETIREMENT SCHEME

Details of the employee retirement scheme are set out below in this announcement.

CONNECTED TRANSACTIONS

Details of connected transactions for the year are set out below in this announcement. The independent board committee of the Company has confirmed that (i) all the connected transactions entered into by the Company during 2000, in relation to recurring business transactions, have been entered into in the ordinary and usual course of its business; either on normal commercial terms or on terms that are fair and reasonable so far as the shareholders are concerned; and (ii) the value of each category of connected transactions has not exceeded the respective prescribed cap as stated in the Company's H Share prospectus issued on 15th July, 1997.

PRACTICE NOTE 19

The Company did not advance any money to any entity which accounted for over 25% of the Company's net assets, nor provide any financial assistance and guarantees to any of its subsidiaries which accounted for over 25% of the Company's net assets. The Company's controlling shareholder, Angang Holding, did not pledge any of its shares in the Company to secure any debts, guarantees or other support of obligations of the Company, nor make any loan agreements imposing specific obligations on the controlling shareholder.

AUDITORS

KPMG (Certified Public Accountants in Hong Kong) and KPMG Peat Marwick Huazhen (Registered Accountants in the PRC) were appointed as the Company's international and domestic auditors respectively in 2000. A resolution for the re-appointment of KPMG and KPMG Peat Marwick Huazhen as the Company's international and domestic auditors respectively for the year 2001 will be proposed at the forthcoming annual general meeting to be held on 16th May, 2001.

MOVEMENT IN SHARE CAPITAL

As at 31st December, 2000, the equity structure of the Company was as follows:

Unit: Share

		Opening Balance	Change (+/-) For the period: Shares	Bonus	Surplus Reserve Converted	Others	Sub-total	Closing Balance
I.	Unlisted shares							
1.	Promoter shares of which:	1,319,000,000	–	–	–	–	–	1,319,000,000
	State-owned shares	–	–	–	–	–	–	–
	Domestic legal person owned shares	1,319,000,000	–	–	–	–	–	1,319,000,000
	Foreign legal person owned shares	–	–	–	–	–	–	–
	Others	–	–	–	–	–	–	–
2.	Subscribed legal person shares	–	–	–	–	–	–	–
3.	Internal employees' shares	–	–	–	–	–	–	–
4.	Preference shares or others of which: rights issue	–	–	–	–	–	–	–
	Sub-total of unlisted shares	1,319,000,000	–	–	–	–	–	1,319,000,000

鞍鋼新軋鋼股份有限公司

ANGANG NEW STEEL COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

2000 Annual Results Announcement

	Opening Balance	[illegible]	[illegible]	Change (+/-) For the period Surplus Reserve Converted	Others	Sub-total	Closing Balance
II Listed shares							
1. Renminbi ordinary shares	300,000,000	–	–	–	478,945,331	478,945,331	778,945,331
2. Domestic listed foreign shares	–	–	–	–	–	–	–
3. Overseas listed foreign shares	890,000,000	–	–	–	–	–	890,000,000
4. Others	–	–	–	–	–	–	–
Sub-total of listed shares	1,190,000,000	–	–	–	478,945,331	478,945,331	1,668,945,331
III. Total number of shares	2,510,000,000	–	–	–	478,945,331	478,945,331	2,988,945,331

SHAREHOLDERS' PROFILE

1. As at 31st December, 2000, there was a total of 118,414 shareholders in the Company, of which 1,179 are holders of H shares.
2. As at 31st December, 2000, the ten major shareholders of the Company and their respective shareholdings were as follows:

No.	Name of shareholders	Number of shares held (share)	Net increase or decrease in 2000 (share)	Percentage of shareholding (%)
1.	Angang Holding	1,319,000,000	—	45.20
2.	HKSCC Nominees Limited	848,533,999	5,548,500	29.08
3.	LO HON MAN	5,000,000	—	0.17
4.	CITIC Securities Co., Ltd	3,250,409	—	0.11
5.	Tianjin Taida Center Co., Ltd	2,709,393	—	0.093
6.	Shanghai Jinghua Chuangye Investment Co., Ltd	2,407,096	—	0.082
7.	Shanghai Daerdeng Enterprise Investment Co., Ltd	1,912,390	—	0.065
8.	Shengen Wanguo Securities Co., Ltd	1,517,451	—	0.052
9.	LAN SAU YING CATHY	1,200,000	—	0.041
10.	BAO XINGFEN	1,047,302	—	0.036

DETAILS OF SHAREHOLDERS HOLDING 10% OR MORE OF THE COMPANY'S ISSUED SHARE CAPITAL

(1) Angang Holding

Legal representative is Mr. Liu Jie.

The principal businesses of Angang Holding include the production of steel products, metal products, cast iron tubes, metal structures, metal wire and products, sintering and coking products, cement, power generation, metallurgical machinery and parts, electrical machinery, electricity transmission and supply, meters of control facilities, mining of iron and manganese ores, extraction of and refractory earth and stone.

HKSCC Nominees Limited

HKSCC Nominees Limited acts as a nominee only, and the H shares held by the participants in the CCASS system accounted for not more than 10% of the total share capital of the Company as at 31st December, 2000. None of the shares held by shareholders with 5% or more of the total number of shares of the Company was pledged or frozen during the period.

PARTICULARS REGARDING THE NAMES, NUMBER OF SHARES HELD BY THE CURRENT DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT AT THE BEGINNING AND AT THE END OF THE YEAR, AND THE CHANGES IN THE SHAREHOLDING DURING THE YEAR

SHARES HELD BY DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

As at 31 December, 2000, interests in the Company's issued share capital held by directors, supervisors and senior management were as follows:

Name	Position	Number of shares held as at 1st January, 2000 (share)	Change for the year (share)	Number of shares held as at 31st December, 2000 (share)
LIU Jie	Chairman	5,000	0	5,000
CAI Denglou	Vice Chairman	0	0	0
YANG Hua	Vice Chairman	0	0	0
YAO Lin	Director, GM	5,000	0	5,000
WANG Baolin	Director	5,000	0	5,000
LI Zhongwu	Director, Deputy GM	0	0	0
ZHANG Lifen	Director, Deputy GM	0	0	0
LU Xianliang	Director, Deputy GM	5,000	0	5,000
FU Jihui	Director, Deputy GM	5,000	0	5,000
YU Wanyuan	Non-executive Director	0	0	0
YANG Tianjun	Independent Non-executive Director	0	0	0
HO Ying	Independent Non-executive Director	0	0	0
Venantius TAN	Independent Non-executive Director	0	0	0
QI Cong	Supervisor	0	0	0
ZHOU Fa	Supervisor & Chairman of the Labour Union of the Company	5,000	0	5,000
JIN Zuoyong	Supervisor	5,000	0	5,000
Total		35,000	0	35,000

REMUNERATION OF THE DIRECTORS AND SUPERVISORS

The total remuneration and bonus paid to directors and supervisors of the Company in 2000 amounted to Rmb716,134 and Rmb210,000 respectively (excluding the retirement scheme contributions). In respect of the total remuneration paid to directors, Rmb20,000 was allocated to non-executive directors and Rmb2,800 was allocated to independent non-executive directors.

In 2000, the five highest paid individuals of the Company were all directors of the Company.

DETAILS OF GENERAL MEETING

1. On 1st June, 2000, the Company convened its 2000 annual general meeting at Angang Dong Shan Hotel, 108 Dong Fong Street, Tie Dong District, Anshan City, Liaoning Province, at which the shareholders present in person or by proxy held 1,375,464,100 shares, representing 54.82% of the total share capital of the Company. These constituted a quorum by virtue of the PRC Company Law and the Articles of Association of the Company. The following resolutions were approved at the meeting:
   a. the 1999 report of the Board;
   b. the 1999 report of the Supervisory Committee;
   c. the 1999 audited financial statements of the Company;
   d. the profit appropriation plan of the Company for 1999;
   e. the re-appointment of KPMG and KPMG Peat Marwick Huazhen as the Company's international and domestic auditors respectively for 2000 and the authorisation to the Board to determine the auditors' remuneration;
   f. the remuneration of the directors and the supervisors of the Company for 1999;
   g. the appointment of Mr. Liu Jie, Mr. Yang Baoxing, Mr. Tang Fuping, Mr. Wang Baolin, Mr. Yao Lin, Mr. Lu Xianliang, Mr. Fu Jihui, Mr. Yu Wanyuan, Mr. Yang Tianjun, Mr. Ho Ying and Mr. Venantius Tan as Directors of the Company, who are members of the second Board; and
   h. the appointment of Mr. Qi Cong, Mr. Zhou Fa and Mr. Jin Zuoyong as Supervisors of the Company, who are members of the second Supervisory Committee.

   The announcement of the above-mentioned meeting was issued in China Securities Journal and Securities Times in the PRC, and Hong Kong iMail and Hong Kong Economic Times in Hong Kong on 2nd June, 2000.

2. On 30th March, 2000, the Company convened an extraordinary general meeting at Angang Dong Shan Hotel, 108 Dong Fong Street, Tie Dong District, Anshan City, Liaoning Province, at which the shareholders present in person or by proxy held 1,356,700,800 shares, which represented 54.07% of the total share capital of the Company. These constituted a quorum by virtue of the PRC Company Law and the Articles of Association of the Company. The following resolutions were approved at the meeting:
   a. Resolution regarding re-assessment of the scope of raw materials in the Agreement of Supply and Service;
   b. Resolution regarding re-assessment of the prescribed cap of public utilities exemption in the Agreement of Supply and Service; and
   c. Resolution regarding processing molen iron with material bought from Angang Holding.

   The announcement of the above-mentioned meeting was issued in China Securities Journal and Securities Times in the PRC and, Hong Kong iMail and Hong Kong Economic Times in Hong Kong on 31st March, 2000.

3. On 18th October, 2000, the Company convened an extraordinary general meeting at the Company's meeting room, at which the shareholders present in person or by proxy held 1,431,465,000 shares, which represented 50.58% of the total share capital of the Company. These constituted a quorum by virtue of the PRC Company Law and the Articles of Association of the Company. The following resolutions were approved at the meeting:
   a. Appointment of Mr. Cai Denglou as an executive director of the Company;
   b. Appointment of Mr. Yang Hua as an executive director of the Company;
   c. Appointment of Mr. Li Zhongwu as an executive director of the Company; and
   d. Appointment of Madam Zhang Lifen as an executive director of the Company.

   The announcement of the above-mentioned meeting was issued in China Securities Journal and Securities Times in the PRC and, Hong Kong iMail and Hong Kong Economic Times in Hong Kong on 19th October, 2000.

REPORT OF THE BOARD

1. On 10th April, 2000, the Company convened the eleventh meeting of the first Board at the Conference Room, Angang Dongshan Hotel. During the meeting, resolutions regarding the following were considered and approved:
   a. the 1999 working report of the Board;
   b. the 1999 annual report and its summary;
   c. the 1999 audited financial statements of the Company;
   d. the profit distribution plan of the Company for 1999;
   e. the remuneration of the directors and the supervisors of the Company for 1999;
   f. the re-appointment of the Company's international and domestic auditors for 2000 and the authorisation to the directors to determine the auditors' remuneration;
   g. the appointment of Central Clearing (Registrars) Company Limited to issue and seal the Company's new shares from 1st April, 1999 to 29th February, 2000. The share number is from 45587 to 46279; and
   h. the resolution of the election of members of the Company's second Board.

   The announcement of the above-mentioned meeting was issued in China Securities Journal and Securities Times in the PRC, and Hong Kong iMail and Hong Kong Economic Times in Hong Kong on 11st April, 2000.

2. On 1st June, 2000, the Company held its first meeting of the second Board at Angang Dong Shan Hotel, at which the following resolutions were considered and approved:
   a. the election of Mr. Liu Jie as the Chairman of the Company's second Board;
   b. the election of Mr. Yang Baoxing as the Vice Chairman of the Company's second Board;
   c. the election of Mr. Tang Fuping as the Vice Chairman of the Company's second Board; and
   d. the election of Mr. Fu Jihui as the Board Secretary for the Company's second Board.

   The announcement of the above-mentioned meeting was issued in China Securities Journal and Securities Times in the PRC, and Hong Kong iMail and Hong Kong Economic Times in Hong Kong on 2nd June, 2000.

3. On 16th August, 2000, the Company held its second meeting of the second Board at Angang Dong Shan Hotel, at which resolutions regarding the following were considered and approved:
   a. the Company's interim report for 2000;
   b. the Company's interim profit distribution proposal for 2000; no distribution of interim profit was declared and no transfer from the Company's common reserves to its share capital was made during the period;
   c. acceptance of the resignation of Mr. Yang Baoxing as Director of the Company;
   d. acceptance of the resignation of Mr. Tang Fuping as Director and General Manager of the Company;
   e. appointment of Mr. Yao Lin as General Manager of the Company;
   f. appointment of Mr. Li Zhongwu, Madam Zhang Lifen, Mr. Fu Jihui, Mr. Lu Xianliang and Mr. Fu Wei as Deputy General Managers of the Company; and
   g. appointment of Mr. Cai Denglou, Mr. Yang Hua, Mr. Li Zhongwu and Madame Zhang Lifen as Executive Directors of the Company and submission of such matters to the next general meeting for approval.

   The announcement of the above-mentioned meeting was issued in China Securities Journal and Securities Times in the PRC, and Hong Kong iMail and Hong Kong Economic Times in Hong Kong on 17th August, 2000.

4. On 9th November, 2000, the Company convened its third meeting of the second Board at Angang Dong Shan Hotel, at which resolutions regarding the following were considered and approved:
   a. appointment of Mr. Cai Denglou and Mr. Yang Hua as the Company's Vice Chairman; and
   b. adjustment of the consolidated depreciation rate of the Company's fixed assets.

The announcement of the above-mentioned meeting was issued in China Securities Journal and Securities Times in the PRC, and Hong Kong iMail and Hong Kong Economic Times in Hong Kong on 10th November, 2000.

5. Execution of resolutions passed at general meetings by the Board

   During the period, the Board has executed all the resolutions passed at the general meetings.

REPORT OF THE SUPERVISORY COMMITTEE

During the year, members of the committee of supervisors (the "Supervisory Committee") carried out their duties conscientiously in accordance with the Articles of Association of the Company and the PRC Company Law in order to protect the interests of the Company and its shareholders.

(i) The Supervisory Committee attended 3 general meetings, 4 Board meetings as non-voting participants and convened 2 supervisory meetings. The Supervisory Committee proposed independent opinions and advice on the basis of their full knowledge of the Company's major production and operation decisions and implementation process.
   a. On 10th April, 2000, the Company held its fifth meeting of the first Supervisory Committee at Angang Dong Shan Hotel, at which "the working report of Supervisory Committee for 1999" and the resolution for the appointment of members of the second Supervisory Committee were considered and approved. The announcement of this meeting was issued in China Securities Journal and Securities Times in the PRC, and Hong Kong iMail and Hong Kong Economic Times in Hong Kong on 11th April, 2000.
   b. On 9th November, 2000, the Company held its first meeting of the second Supervisory Committee at the Conference Room of Angang Science Exhibition Center, at which the appointment of Mr. Qi Cong as the chairman of the second Supervisory Committee was considered and approved. The announcement of this meeting was issued in China Securities Journal and Securities Times in the PRC, and Hong Kong iMail and Hong Kong Economic Times in Hong Kong on 10th November, 2000.

(ii) The Supervisory Committee assisted the Company to standardise its stock system and strengthen its internal supervision. It also effectively monitored the Company's operations to ensure compliance with the relevant laws, regulations and the Company's Articles of Association. It provided independent opinions on important decisions of the Company and standardised the operation of the Company.

(iii) In respect of the Company's acquisition of new converters, land and current assets from Angang Holding, the Supervisory Committee reviewed all relevant documents to examine the fairness of the acquisition.

The Supervisory Committee of the Company provided independent opinions on the following issues:
   a. During the year, the Company's operations had complied with all relevant laws and regulations, and no violation of regulations occurred.
   b. During the year, none of the directors or managers of the Company were aware of any information indicating that their actions were not in compliance with the PRC laws, regulations and the Articles of Association of the Company or harmful to the interests of the Company.

(iv) During the year, all the connected transactions with Angang Holding including the purchases of raw materials, energy and utilities from Angang Holding were conducted on normal business terms, and were based on arm's-length negotiations. There was no harm to the interests of the Company, nor loss of assets of the Company.

REVIEW OF SIGNIFICANT EVENTS

1. Material Litigation and Arbitration

   The Company was not involved in any material litigation or arbitration during the year.

2. Purchase and sale of assets of the Company

   On 30th March, 2000, the Company convened an extraordinary general meeting, at which the acquisition of the new converter, land and current assets from Angang Holding at Rmb409,000,000 was considered and approved. The Company thus has a modern, all converter and all continuous casting steel plant with annual production capacity of 2,600,000 tonnes of steel. This has laid a foundation for the Company's further development. The acquisition was completed on 1st April, 2000.

3. Material Connected Transactions

   In 2000, the Company purchased most of the raw materials, energy and utilities necessary for its production operations from Angang Holding, and sold part of its products to Angang Holding which are needed for its technological transformation and equipment maintenance. The modes of transaction and prices are in compliance with agreements of the supply of materials and services entered into by the parties.

   Major items provided by Angang Holding to the Company were as follows:

Items	Quantity	Amount (Rmb'000)	Price (Rmb/unit)
Billets			
Billets for wire rods	888,085 tonnes	1,334,758	1,503
Billets for large sections	751,629 tonnes	1,307,548	1,740
Slabs	465,393 tonnes	756,835	1,626
Hot rolled coils	1,165,995 tonnes	2,536,724	2,176
Molten iron	824,019 tonnes	807,539	980
Scrap steel	122,977 tonnes	111,736	909
Lime	21,619,825 tonnes	13,610	0.63
Water for industrial use	80,782,000 tonnes	23,426	0.29
Recycled water			
Soft water	730,500 tonnes	2,305	3.16
Mixed gas	4,763,944 GJ	85,830	18.02
Nitrogen	101,707,000 M^3	8,345	0.08
Oxygen	114,486,172 M^3	46,506	0.41
Argon	1,579,000 M^3	2,225	1.41
Hydrogen	4,223,000 M^3	10,593	2.51
Compressed air	185,689,650 M^3	10,043	0.05
Steam	933,850 GJ	28,506	30.53
Transportation service	–	44,957	–
Export agency	–	8,112	–
Testing and analysis of products	–	8,203	–

   The products sold by the Company to Angang Holding were as follows:–

Items	Quantity (Tonne)	Amount (Rmb'000)	Price (Rmb/unit)
Cold rolled sheets	19,405	61,327	3,160
Thick plates	24,384	56,021	2,297
Wire rods	26,585	53,428	2,009
Large sections	361,332	652,412	1,805
Scrap steel	215,246	200,020	929
Processing	1,038,848	419,813	404

   In 2000, the gross profit margin of the pipe billets sold by the Company to Angang Holding was 9.15%.

   The Independent Board Committee, which is not associated with Angang Holding, confirmed that the above connected transactions were (i) conducted in the ordinary and usual course of business of the Company; (ii) on normal commercial terms; and (iii) in accordance with the terms of the Services Agreement.

   Save as the aforesaid connected transactions, there was no material contract entered into between the Company and its controlling shareholder in 2000.

4. The Company and its controlling shareholder, Angang Holding, have maintained employee independence, asset integrity and financial independence.

5. During the reporting period, the Company did not entrust, subcontract or lease any assets of any other company and any other company did not entrust, subcontract or lease any assets of the Company.

6. In accordance with the provisions in "Notice of strengthening urban housing reform and housing construction" issued by the State Council (Guo Fa [1998] no. 23) and "Notice of the guidelines for the capitalization of corporate housing distribution in Anshan" issued by Anshan Municipal Government (An Zheng Fa [1999] no. 66), the Company is revising the housing policy on the basis of its actual situation. The final decision will be reached upon concrete and comprehensive consideration. In 2000, the Company did not make any decision in this regard. Therefore, the regulation did not have any impact on the Company's 2000 results.

7. Information of 鞍鋼集團新鋼鐵有限責任公司 (Angang New Steel and Iron Company Limited) ("ANSI")

   On 28th December, 2000, ANSI was incorporated. Most of the Company's connected transactions in 2001 will be in connection with ANSI instead of Angang Holding. The controlling shareholder of the Company, Angang Holding, remains unchanged.

   ANSI has been jointly set up by Angang Holding, 中國華融資產管理公司 (China Huarong Assets Management Company Limited) and 中國信達資產管理公司 (China Xinda Assets Management Company Limited).

   The registered capital of ANSI is Rmb17.867 billion in which Angang Holding has a shareholding of Rmb11.5 billion, representing 64.37%; 中國華融資產管理公司 (China Huarong Assets Management Company Limited) Rmb5 billion, representing 27.98% and 中國信達資產管理公司 (China Xinda Assets Management Company Limited) Rmb1.3 billion, representing 7.65%.

8. Subsequent Events

   On 8th February, 2001, the Company entered into a preliminary joint venture agreement of constructing galvanized production line with Thyssen Stanhl AG (蒂森克虜伯鋼鐵公司) of Germany at Shangri-la Hotel in Dalian, Liaoning, the PRC.

   In accordance with the agreement, both parties will each contribute US$30 million as the registered capital for the joint venture. The joint venture will establish a galvanized production line with annual production capacity of 400,000 tonnes at Dalian Economic Development Zone. This production line will adopt internationally advanced technology and management methods to produce and sell products which will be of international standards. The main products include plate for automobile industry (including plates for sedans) and some high-end plates for home appliance, which will substitute imported products. The joint venture has good prospects. This initial agreement and the subsequent establishment of the joint venture are subject to the approval of the State Ministry of Foreign Trade and Economic Co-operation.

鞍鋼新軋鋼股份有限公司

ANGANG NEW STEEL COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

2000 Annual Results Announcement

FINANCIAL INFORMATION

The following is a summary of the audited results for the year ended 31st December, 2000 extracted from the audited accounts of the Company prepared in accordance with International Accounting Standards ("IAS"), together with comparative figures for corresponding period in 1999.

INCOME STATEMENT

	Note	2000 Rmb'000	1999 (restated) Rmb'000
Turnover	1	9,767,600	6,907,996
Cost of sales		(8,753,842)	(6,325,593)
Gross profit		1,013,758	582,403
Other operating income		23,399	18,233
Distribution and other operating expenses		(168,158)	(119,066)
Administrative expenses		(153,800)	(91,367)
Profit from operations		715,199	390,203
Net financing income	2	39,678	37,300
Profit from ordinary activities before taxation	2	754,877	427,503
Income tax expense	3	(263,482)	(132,082)
Profit attributable to shareholders		491,395	295,421
Proposed transfer to reserves	4		
Statutory common reserve		(48,975)	(29,126)
Statutory public welfare fund		(48,975)	(29,126)
		97,950	(58,252)
		393,445	237,169
Dividends	5	—	(75,270)
Retained profit for the year		393,445	161,899
Earnings per share	6		
— Basic		Rmb0.188	Rmb0.118
— Diluted		Rmb0.185	Rmb0.118

Notes:

1 Turnover

Turnover represents the aggregate of the invoiced value of goods sold, after allowances for goods returned, trade discounts, value added tax ("VAT") and sales surcharge. All of the Company's operations are conducted in the PRC.

A geographical analysis of turnover is as follows:

	2000 Rmb'000	1999 Rmb'000
Domestic - PRC	9,203,484	6,673,807
Export		
South Korea	73,652	159,511
Japan	143,956	12,927
United States	334,781	23,679
Hong Kong	—	10,606
Others	11,727	27,466
	9,767,600	6,907,996

2 Profit from ordinary activities before taxation

Profit from ordinary activities before taxation is arrived at after charging/(crediting):

		2000 Rmb'000	1999 Rmb'000
(a)	Net financing income:		
	Interest and other borrowing costs on convertible debentures	35,367	—
	Amount capitalised as construction in progress*	(35,367)	—
	Net interest expenses	—	—
	Interest income	(40,150)	(38,071)
	Net foreign exchange loss	—	218
	Others	472	553
		(39,678)	(37,300)

* The borrowing costs have been capitalised at an average rate of 4.25% per annum for construction in progress.

		2000 Rmb'000	1999 Rmb'000
(b)	Other items:		
	Cost of raw materials	7,098,732	5,163,680
	Depreciation	337,446	222,607

3 Taxation

The provision for PRC income tax is calculated at 33% (1999: 33%) of the estimated assessable profits for the year determined in accordance with relevant income tax rules and regulations in the PRC.

There are no significant potential deferred tax liabilities for which provision has not been made at 31st December, 2000 (1999: Nil).

The Company did not carry on business overseas and therefore no provision has been made for overseas profits tax.

4 Reserves

	Share premium Rmb'000	Statutory common reserve Rmb'000	Statutory public welfare fund Rmb'000	Convertible debenture reserve Rmb'000	Retained earnings (restated) Rmb'000	Total (restated) Rmb'000
At 1st January, 1999	1,999,939	63,447	63,447	—	498,656	2,625,489
Net profit for the year	—	—	—	—	295,421	295,421
Transfer for the year	—	29,126	29,126	—	(58,252)	—
Dividends	—	—	—	—	(75,270)	(75,270)
At 31st December, 1999	1,999,939	92,573	92,573	—	660,555	2,845,640
At 1st January, 2000	1,999,939	92,573	92,573	—	660,555	2,845,640
Net profit for the year	—	—	—	—	491,395	491,395
Proposed transfers for the year	—	48,975	48,975	—	(97,950)	—
Convertible debentures issued	—	—	—	184,450	—	184,540
Shares issued upon conversion of convertible debentures	953,680	—	—	(166,028)	—	787,652
Deferral tax recognised	—	—	—	(7,374)	—	(7,374)
At 31st December, 2000	2,953,619	141,548	141,548	11,138	1,054,000	4,303,853

Under the PRC Company Law and the Company's Articles of Association, the Company's net profit after taxation as reported in the accounts prepared in accordance with the PRC accounting rules and regulations can only be distributed as dividends after allowance has been made for:

i) making up cumulative prior years' losses, if any;

ii) allocations to the statutory common reserve fund of at least 10% of the net profit after taxation, as determined under the PRC accounting rules and regulations until the fund aggregates to 50% of the Company's registered capital;

(iii) allocations of 5% to 10% of the net profit after taxation, as determined under the PRC accounting rules and regulations, to the Company's statutory public welfare fund, which is established for the purpose of providing employee facilities and other collective benefits to the Company's employees; and

(iv) allocations to the discretionary common reserve subject to approval by the shareholders.

Convertible debentures reserve comprises the value of the option granted to debenture holders to convert their convertible debentures into A shares of the Company.

In accordance with the Company's Articles of Association, the net profit after taxation of the Company for the purpose of distribution of dividends will be deemed to be the lesser of the net profit after taxation determined in accordance with the PRC accounting rules and regulations and the net profit after taxation determined in accordance with IAS. As at 31st December, 2000, reserves available for distribution, after dividend proposed of Rmb262,615,000 for the year ended 31st December, 2000, amounted to Rmb714,216,000 (1999: Rmb585,032,000), being the amount determined in accordance with the PRC accounting rules and regulations.

5 Dividends

On 20th March, 2001, the directors recommended the payment of a final dividend of Rmb9 cents per share for the year ended 31st December, 2000 (1999: nil). The dividend distribution proposal is subject to the approval by the shareholders at the forthcoming Annual General Meeting.

The total proposed dividends of Rmb262,615,000 have not been provided for in the IAS accounts as they are declared after the balance sheet date.

6 Earnings per share

a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of Rmb491,395,000 (1999: Rmb295,421,000) and a weighted average number of shares outstanding during the year of 2,619,232,000 (1999: 2,509,000,000).

b) Diluted earnings per share

The calculation of diluted earnings per share is based on the profit attributable to shareholders of Rmb491,395,000 (1999: Rmb295,421,000) and a diluted weighted average number of shares outstanding during the year of 2,654,742,000 (1999: 2,509,000,000).

The conversion of remaining convertible debentures will not affect the profit attributable to shareholders as the interest incurred was capitalised as construction in progress.

7 Changes in accounting policy

In 2000, the Company adopted IAS 10 *Events After the Balance Sheet Date (revised 1999)* and IAS 37 *Provisions, Contingent Liabilities and Contingent Assets.*

The adoption of IAS 10 has resulted in the Company recognising dividends as a liability in the period in which they are declared. In previous years, dividends were recognised in the period to which they related. This change has been accounted for retrospectively by restating comparatives and adjusting the opening balance of retained earnings at 1st January, 1999.

The adoption of IAS 37 has resulted in the Company reversing the provision for major overhaul which did not meet the recognition criteria as stated in IAS 37. In previous years, estimated cost of major overhaul was accrued on a straight line basis over the estimated major overhaul cycle. This change has been accounted for retrospectively by restating comparatives and adjusting the opening balance of retained earnings at 1st January, 1999.

BALANCE SHEET

	Note	31st December, 2000 Rmb'000	31st December, 1999 Rmb'000
Current assets			
Cash at banks and in hand	3	2,284,444	995,815
Trade receivables	4	162,158	86,043
Other receivables	5	106,030	8,054
Less: Provision for bad debts	6	(21)	(681)
Receivables, net		268,167	93,416
Bills receivable	7	1,323,298	466,854
Prepayments	8	276,169	895,807
Inventories	9	845,149	612,136
Less: Inventory provision		(77,920)	(56,920)
Inventories, net		767,229	555,216
Deferred expenses	10	3,022	2,554
Total current assets		4,922,329	3,009,672
Fixed assets			
Fixed assets, at cost	11	5,470,457	4,246,662
Less: Accumulated depreciation	11	(2,169,126)	(1,839,337)
Net book value of fixed assets		3,301,331	2,407,325
Construction in progress	12	895,924	1,134,302
Total fixed assets		4,197,255	3,541,627
Intangible assets	13	445,526	420,041
Total assets		9,565,110	6,971,340
Liabilities and shareholders' funds			
Current liabilities			
Bills payable	14	718,794	569,435
Trade payables	15	243,667	57,052
Receipts in advance		581,308	400,889
Accrued payroll and staff welfare payable		28,451	8,060
Dividends payable		262,615	—
Taxes payable	16	144,156	42,135
Other payables	17	176,357	101,830
Long-term liabilities due within one year	18	120,000	120,000
Total current liabilities		2,275,348	1,299,401
Long-term liabilities			
Long-term loan	18	120,000	240,000
Convertible debentures	19	151,901	—
Total liabilities		2,547,249	1,539,401
Shareholders' funds			
Share capital	20	2,917,943	2,509,000
Capital surplus	21	3,102,606	2,152,761
Surplus reserve (including: statutory public welfare fund)	22	283,096	185,146
	22	141,548	92,573
Undistributed profits	23	714,216	585,032
Total shareholders' fund		7,017,861	5,431,939
Total liabilities and shareholders' funds		9,565,110	6,971,340

INCOME STATEMENT AND PROFIT APPROPRIATION STATEMENT

	Note	1st January, to 31st December, 2000 Rmb'000	1st January, to 31st December, 1999 Rmb'000
Turnover	24	9,793,150	6,923,142
Less: Cost of sales		8,735,297	6,320,951
Business tax and surcharges	25	25,550	15,146
Gross profit		1,032,303	587,045
Add: Other operating income	26	23,236	16,017
Less: Inventory provision		21,000	10,852
Distribution and other operating expenses	27	168,158	119,066
Administrative expenses	28	149,093	86,538
Add: Net financial income	29	39,678	37,300
Operating profit		756,966	423,906
Add: Non-operating income	30	163	2,216
Less: Non-operating expenses	31	4,707	4,829
Profit from ordinary activities before taxation		752,422	421,293
Less: Income tax expense		262,673	130,032
Net profit		489,749	291,261
Add: Undistributed profits at the beginning of the year		585,032	352,023
Distributable profit		1,074,781	643,284
Less: Transfer to statutory common reserve		48,975	29,126
Less: Transfer to statutory public welfare fund		48,975	29,126
Profits distributable to shareholders		976,831	585,032
Less: Transfer to discretionary common reserve		—	—
Dividends		262,615	—
Undistributed profits		714,216	585,032

CASH FLOW STATEMENT

	Note	1st January, to 31st December, 2000 Rmb'000
CASH FLOW FROM OPERATING ACTIVITIES		
Cash received from sales of goods		9,138,882
Output (VAT) received and refunds of VAT paid		1,615,590
Sub-total of cash inflows		10,754,472
Cash paid for goods		(7,556,527)
Cash paid to and on behalf of employees		(105,904)
VAT on purchases paid		(1,508,587)
Income tax paid		(239,659)
Taxes paid other than VAT and income tax		(35,344)
Cash paid in relation to other operating activities		(418,221)
Sub-total of cash outflows		(9,864,242)
NET CASH INFLOW ARISING FROM OPERATING ACTIVITIES	(a)	890,230
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of fixed assets, intangible assets and other assets		262
Cash from interest received		29,291
Sub-total of cash inflows		29,553
Increase of deposits with banks		(657,205)
Cash paid for acquisition of fixed assets		(298,730)
Cash paid for construction in progress, intangible assets and other assets		(692,861)
Sub-total of cash outflows		(1,648,796)
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(1,619,243)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of A Share convertible debentures, net		1,480,452
Sub-total of cash inflow		1,480,452
Repayment of loans from ultimate holding Company		(120,000)
Redemption of convertible debentures		(15)
Sub-total of cash outflow		(120,015)
NET CASH INFLOW FROM FINANCING ACTIVITIES		1,360,437
NET INCREASE IN CASH AND CASH EQUIVALENTS	(b)	631,424

NOTES TO THE CASHFLOW STATEMENT

		1st January, to 31st December, 2000 Rmb'000
(a)	Reconciliation of net profit to cash flow from operating activities:	
	Net profit	489,749
	Add: Provision for bad debts	(660)
	Inventory provision	21,000
	Depreciation of fixed assets	330,191
	Loss on disposals of fixed assets	131
	Amortisation of intangible assets	9,710
	Increase in inventories	(233,013)
	Financial income	(40,150)
	Increase in trade receivables	(367,825)
	Increase in accounts payable	574,094
	Increase in VAT, net	107,003
	Net cash inflow arising from operating activities	890,230
(b)	Cash and cash equivalents	
	Cash and cash equivalents at the end of the year	1,627,239
	Less: Cash and cash equivalents at the beginning of the year	995,815
	Net increase in cash and cash equivalents	631,424

NOTES ON THE ACCOUNTS

1. Status of the Company

Angang New Steel Company Limited (the "Company") was established as a joint stock limited company in accordance with the Company Law of the People's Republic of China ("PRC"). The Company was established on 8th May, 1997 as part of the restructuring of Anshan Iron & Steel Group Complex ("Angang Holding"). The Company issued H shares on 22nd July, 1997, and the H shares were listed on The Stock Exchange of Hong Kong Limited on 24th July, 1997; the Company also issued A shares on 16th November, 1997 and the A shares were listed on the Shenzhen Stock Exchange on 25th December, 1997. Pursuant to the reorganisation the Company took over the business of the Wire Rod Plant, the Thick Plate Plant and the Cold Rolling Plant (collectively referred to as the "Plants") of Angang Holding.

Angang Holding is one of the largest iron and steel comprehensive production companies in China. According to the Division Agreement which took effect from 1st January, 1997, Angang Holding transferred, with effect from 1st January, 1997, the production, sales, research and development, administration activities of the Plants together with the relevant assets and liabilities as its contribution to the Company.

The Company obtained the Business Enterprise License issued by the Liaoning Provincial Administration for Industry and Commerce Bureau on 8th May, 1997.

On 1st July, 1999, the Company acquired certain production and related assets of the Large Section Plant from Angang Holding in cash.

The Company purchased three new converter furnaces from Angang Holding on 1st April, 2000 in cash. The new converter furnaces and the self-constructed continuous casting facilities by the Company become the main assembly line facilities of the Steel Smelting Plant of the Company.

The principal activities of the Company are the production and sale of wire rods, thick plates, cold rolled sheets, large section steel and steel billets.

2 Significant Accounting Policies

The significant accounting policies adopted in the preparation of the accounts are as follows:

(a) Accounting regulations

The significant accounting policies adopted in the preparation of the accounts conform with the Accounting Standards for Business Enterprises and the Accounting System for PRC Joint Stock Companies issued by the Ministry of Finance of the PRC and other relevant regulations.

(b) Accounting period

The Company's accounting period is from 1st January to 31st December.

(c) Accounting principles

The Company's accounts have been prepared on an accruals basis. The assets of the Company are stated at historical cost.

(d) Reporting currency

The Company's books of accounts are in Renminbi.

(e) Translation of foreign currencies

Foreign currency transactions during the year are translated into Renminbi at the exchange rates quoted by the People's Bank of China and other recognised exchange rates ruling at the transaction dates in which the transactions take place. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the exchange rates quoted by the People's Bank of China and other recognised exchange rates ruling at the balance sheet date. Exchange gains and losses on foreign currency translation, except that the gains and losses directly relating to the purchase or construction of fixed assets before they are put in use are capitalised as part of the costs of the fixed assets, are dealt with in the income statement.

鞍鋼新軋鋼股份有限公司

ANGANG NEW STEEL COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

2000 Annual Results Announcement

(f) Cash equivalents

Cash equivalents are short-term, highly liquid investments which are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and consist of time deposits with an initial term of less than three months.

(g) Provision for bad debts

Provision for bad debts is estimated by the Company's management by reference to the aging analysis and collectibility of trade receivable and other receivables at the balance sheet date.

(h) Inventories

Inventories include raw materials, work in progress, finished goods and spare parts.

Inventories are stated at cost. The Company adopts the weighted average method upon issuance of inventories. Inventories are stated at the lower of cost and net realisable value at the balance sheet date. Low value consumables are charged to the income statement statement as and when incurred. Packaging materials are charged to the income statment by reference to the actual consumption.

Inventory provision is provided at the difference between cost of each inventory item and its net realisable value.

(i) Fixed assets and depreciation

Fixed assets include buildings, plant and machinery, and transportation equipment with an estimated useful life over one year, together with other non-operating equipment with a unit cost over Rmb2,000 and useful life over one year.

All direct and indirect costs relating to the acquisition or construction of plant, building, machinery and equipment, including interest costs and foreign exchange gains or losses on related borrowing during the construction period, are capitalised as fixed assets.

Depreciation is provided to write off the cost where appropriate of each asset over its estimated useful life on a straight-line basis, after taking into account its estimated residual value. The estimated useful lives of fixed assets are as follows:

	Up to 30/6/2000	From 1/7/2000
Buildings	13 to 50 years	12 to 42 years
Plant machinery and equipment	6 to 23 years	6 to 21 years
Transportation vehicles and other related equipment	4 to 16 years	4 to 15 years

Effective from 1st July, 2000, the Company revised its estimate of the useful lives of certain fixed assets. These changes are made, after taking into account technological advancement, to better reflect the estimated periods during which such assets will remain in service. The change had the effect of increasing depreciation expense by Rmb42,610,000 and decreasing profit after taxation by Rmb28,549,000 for the year from 1st January, 2000 to 31st December, 2000.

Fixed assets provision is provided based on the difference between net book value of each item of fixed assets and its recoverable amount at the end of the year.

(j) Construction in progress

Construction in progress is stated at cost. Cost includes construction cost, purchase cost and the related interest expenses, as well as exchange gains and losses incurred during the period of construction, installation and testing.

A plant is considered to be commissioned and transferred to fixed assets when it is put into use.

No depreciation is provided in respect of construction in progress.

(k) Intangible assets and amortisation

Intangible assets are stated at cost less accumulated amortisation and are amortised on a straight-line basis over their anticipated useful lives.

(l) Convertible debenture

Convertible debentures are stated at par value plus accrued interest. Interest expense is capitalised to the corresponding construction in progress.

Upon conversion, the difference between the carrying value of the debenture including the accrued interest being forfeited and the par value of the share is credited to capital surplus account.

(m) Sales

Sales are recognised when the related risks and rewards of the ownership of goods have been transferred to customers. This occurs when the goods are delivered, payments are received or the documents supporting the rights to receive consideration are obtained.

(n) Related parties

For the purpose of these accounts, parties are considered to be related to the Company if the Company has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Company and the party are subject to common control or common significant influence. Related parties may be individual or entities.

(o) Accounting treatment for income tax

The Company's income tax is provided on an accruals basis.

(p) Taxation

The taxes applicable to the Company are as follows:

The types of tax derived from sales applicable to the Company are value added tax, income tax, city construction and maintenance tax, stamp duty, directional fixed assets investment tax, vehicle duty, etc.

— VAT

The VAT rate applicable to the Company is 17%.

— Business tax and surcharges

The Company is subject to surcharges, including city construction and maintenance tax, educational tax and regional education surcharge, which are computed based on 7%, 3% and 1% of net VAT liabilities, respectively.

— Income tax

The income tax rate applicable to the Company is 33%.

(q) Repairs and maintenance expenses

Repairs and maintenance expenses are charged to the income statements as and when they are incurred.

(r) Research and development costs

Both research costs and development costs are charged to the income statement as and when they are incurred.

(s) Retirement benefits

Retirement benefits are charged to the income statement as and when they are incurred.

(t) Appropriation of profit

In accordance with the Company Law of the PRC and the Company's Articles of Association, the Company makes allocations to the statutory common reserve fund of at least 10% of the net profit after taxation, until the fund aggregates to 50% of the Company's registered capital; and allocations of 5% to 10% of the net profit after taxation, to the Company's statutory public welfare fund, which is established for the purpose of providing employee facilities and other collective benefits to the Company's employees.

3. Cash at Bank and in hand

	31st December, 2000						31st December, 1999
	DM'000	USD'000	HKD'000	Euro'000	Pounds Sterling'000	Rmb'000	Rmb'000
Exchange rate	3.9391	8.2781	1.0606	7.7056	12.2802		
Cash in hand	—	—	—	—	—	1	1
Cash at bank in Renminbi	—	—	—	—	—	1,664,075	405,434
Cash at bank in Hong Kong dollars	—	—	272,137	—	—	288,623	301,029
Cash at bank in USD Dollars	—	1,305	—	—	—	10,805	3,108
Cash at bank in Deutschemark	43,302		—	—	—	172,573	286,243
Cash at bank in Euro	—	—	—	17,416	—	134,203	—
Cash at bank in Pounds Sterling	—	—	—	—	1,153	14,157	—
Total						2,284,444	995,815

The increase in cash and cash equivalents of the Company as at 31st December, 2000 compared with that as at 31st December, 1999 is mainly attributable to surplus funding from the issuance of A shares convertible debentures on 15th March, 2000 before investing into projects and an increase in sales during the year.

4. Trade Receivables

	31st December, 2000 Rmb'000	Percentage	Provision for bad debts Rmb'000	31st December, 1999 Rmb'000	Percentage	Provision for bad debts Rmb'000
Within one year	162,158	100%	—	86,043	100%	—

The Company's balance of trade receivables as at 31st December, 2000 comprises mainly Rmb 103,543,000 for the sale of steel rails due from China Railway Material Shenyang Co., Rmb 26,607,000 for the sale of steel rails due from China Railway Construction Corporation, and sales proceeds of Rmb 32,008,000 from other enterprises. All of these amounts are aged within one year.

The major five debtors are as follows:

	Amount Rmb	Period	Nature
China Railway Material Shenyang Co.	103,543	Dec. 2000	Sales of goods
China Railway Construction Corporation Northeast Office	26,607	Dec. 2000	Sales of goods
大連金州重型機械廠	422	June, 2000	Sales of goods
黑龍江物資貿易中心	376	June, 2000	Sales of goods
湖北宜昌清江水利水電聯營公司	330	March, 2000	Sales of goods
	131,278		

No balance is due from a shareholder who holds more than 5% (such 5% inclusive) of the Company's shareholding.

5. Other Receivables

Other receivables mainly represent exported tax refunds, time deposit interest, transportation expenses receivable, advances to employees and other receivables.

The aging analysis of other receivables is as follows:

	31st December, 2000 Rmb'000	Percentage	Provision for bad debts Rmb'000	31st December, 1999 Rmb'000	Percentage
Within one year	102,918	97%	—	6,945	86%
Between one and two years	2,169	2%	—	948	12%
Between two and three years	922	1%	—	—	—
Over three years	21	—	21	161	2%
Total	106,030	100%	21	8,054	100%

No balance is due from a shareholder who holds more than 5% (such 5% inclusive) of the Company's shareholding.

In respect of such receivables, the major five debtors are as follows:

Name of Debtors	Amount Rmb'000	Period	Nature
Anshan State Tax Bureau	84,422	2000	Export tax refund
CITIC Industrial Bank Shenyang Branch	4,064	2000	Interest on time deposit
Bank of China Anshan Branch	1,973	2000	Interest on time deposit
The Industry and Commercial Bank of China Anshan Branch	1,434	2000	Interest on time deposit
The Industry and Commercial Bank of China International Department	1,397	2000	Interest on time deposit
	93,290		

6. Provision for bad debts

The Company's management considered that no provision for bad debts in respect of trade receivables as at 31st December, 2000 is necessary as all of these amounts were aged not more than one year. The provision for bad debts in respect of other receivables amounted to Rmb21,000 as at 31st December, 2000. Since Company's management considered that these amounts can be recovered in the near future. Therefore, the provision for bad debt is lower than 5%.

7. Bills receivable

As at 31st December, 2000, the Company has outstanding bills receivable of Rmb1,323,298,000 issued by banks, which are due during the period from January to June 2001. All bills receivable are not secured or discounted, of which the bills receivable due from Angang Holding amounted to Rmb342,928,000.

8. Prepayments

	Remarks	31st December, 2000 Rmb'000	31st December, 1999 Rmb'000
Spare parts and ancillary materials		10,450	6,482
Amount due from and prepaid to related Companies			
— Export trade receivables	i	139,998	137,307
— Advance payments for purchase of raw materials and ancillary materials	ii	125,721	752,018
Sub-total		265,719	889,325
Total		276,169	895,807

i Export trade receivables represent export sales arranged by Angang Group International Trade corporation as an agent for the Company.

ii Angang Holding, the major supplier of raw materials to the Company, operates a cash sales policy for sales of raw materials and ancillary materials to its customers.

iii The amounts due from and prepaid to related companies are due within one year. The maturity dates of the bills issued range from two to six months from the balance sheet date.

The aging analysis of the prepayment for spare parts is as follows:

	31st December, 2000 Rmb'000	Percentage	31st December, 1999 Rmb'000	Percentage
Within one year	9,435	90%	4,654	72%
Between one and two years	249	3%	1,062	16%
Between two and three years	—	—	14	—
Over three years	766	7%	752	12%
Total	10,450	100%	6,482	100%

The five major balances of prepayments are as follows:

Name of Debtors	Amount Rmb'000	Period	Nature
Angang Holding	265,719	2000	Prepayment for materials and export receivables
Foshan Special Steel Co., Inc. (Group)	2,469	2000	Prepayment for materials
西安冶金機械廠	2,053	2000	Prepayment for ancillary materials
鞍山美賽電磁設備有限公司	1,800	2000	Prepayment for ancillary materials
Tying Strip Company Baosteel Group International Corporation	912	2000	Prepayment for materials
	272,953		

Apart from the amount due from the Angang Holding, no balance is due from a shareholder who holds more than 5% (5% inclusive) of the Company's shareholding.

9. Inventories and inventory provision

	31st December, 2000 Rmb'000	Inventory Provision Rmb'000	31st December, 1999 Rmb'000	Inventory Provision Rmb'000
Raw materials	183,287	—	114,455	—
Work in progress	105,429	—	65,206	—
Finished goods	138,720	—	37,682	—
Spare parts	417,713	77,920	394,793	56,920
Total.	845,149	77,920	612,136	56,920

10. Deferred expenses

	Opening balance Rmb'000	Additions for the year Rmb'000	Amortisation for the year Rmb'000	Closing balance Rmb'000
Heating expenses	2,462	5,002	4,442	3,022
Real estate tax	—	3,105	3,105	—
Publication expenses	92	71	163	—
Total	2,554	8,178	7,710	3,022

11. Fixed assets

	Plant Rmb'000	Machinery and equipment Rmb'000	Others Rmb'000	Total Rmb'000
Cost:				
At 1st January, 2000	1,085,396	2,803,273	357,993	4,246,662
Additions	164,718	121,571	12,441	298,730
Transferred from construction in progress	1,313	917,006	7,541	925,860
Disposals	—	(311)	(484)	(795)
At 31st December, 2000	1,251,427	3,841,539	377,491	5,470,457
Accumulated depreciation:				
At 1st January, 2000	391,613	1,193,788	253,936	1,839,337
Charge for the year	46,174	221,195	62,822	330,191
Written back on disposals	—	(30)	(372)	(402)
At 31st December, 2000	437,787	1,414,953	316,386	2,169,126
Net book value:				
At 31st December, 2000	813,640	2,426,586	61,105	3,301,331
At 31st December, 1999	693,783	1,609,485	104,057	2,407,325

12. Construction in Progress

	Balance at 1st January, 2000 Rmb'000	Additions during the year Rmb'000	Transferred to fixed assets during the year Rmb'000	Balance at 31st December, 2000 Rmb'000	Source of funds	Project progress
Upgrade of New Steel Smelting Plant	827,064	295,646	(896,060)	226,650	Equity finance	73.2%
Production line of galvanised steel strips and sheets	525	406	—	931	Equity finance	0.1%
Combined pickling and continuous rolling line	291,010	348,624	—	639,634	Equity finance	85.9%
Upgrade of the Cold Rolling Plant	152	(152)	—	—	Equity and debt finance	—
Technology renovation	15,551	15,405	(14,914)	16,042	Operating funds	77.9%
Equipment transformation	—	27,553	(14,886)	12,667	Operating fund	98%
	1,134,302	687,482	(925,860)	895,924		

13. Intangible Assets

Intangible assets include land use rights, electricity use rights and water use rights which are stated at the revalued amount. These assets are amortised on a straight-line basis over their useful lives commencing from the date of acquisition.

The movement of intangible assets during the year is as follows:

	Valuation Rmb'000	Balance at 1st January, 2000 Rmb'000	Additions during the year Rmb'000	Amortisation for the year Rmb'000	Balance at 31st December, 2000 Rmb'000	Remaining period of amortisation
Land use rights	354,178	304,671	35,195	(7,255)	332,611	46.5 years
Water and electricity use rights	122,734	115,370	—	(2,455)	112,915	47 years
Total	476,912	420,041	35,195	(9,710)	445,526	

The acquisition of land use right for the Steel Smelting Plant led to the increase of land use rights during the year.

14. Bills Payable

	31st December, 2000 Rmb'000	31st December, 1999 Rmb'000
Bills payable	718,794	569,435

The Company has used bills to settle part of its trade payables. At 31st December, 2000, the Company has outstanding bills payable of Rmb 718,794,000 issued by banks which are due during the period from January to June 2001.

Apart from the amount due to the Angang Holding, no balance is due to a shareholder who holds more than 5% (5% inclusive) of the Company's shareholding.

15. Trade Payables

	31st December, 2000 Rmb'000	31st December, 1999 Rmb'000
Trade payables	243,667	57,052

The increase in the Company's trade payables as at 31st December, 2000 of Rmb 186,615,000 compared with that as at 31st December, 1999 is mainly attributable to the purchase of raw materials and spare parts for the Steel Smelting Plant which was set up on 1st April, 2000.

No balance is due to a shareholder who holds more than 5% (5% inclusive) of the Company's shareholding.

鞍鋼新軋鋼股份有限公司

ANGANG NEW STEEL COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

2000 Annual Results Announcement

16. **Taxes Payable**

	31st December, 2000 Rmb'000	31st December, 1999 Rmb'000
Value added tax	94,860	19,319
Income tax	40,972	17,958
City Construction and Maintenance tax	4,074	4,723
Directional fixed assets investment tax	—	76
Deemed tax	4,248	—
Others	2	59
	144,156	42,135

Increase in Company's tax payable as at 31st December, 2000 of Rmb102,021,000 compared with that as at 31st December, 1999 is mainly attributable to the increase in value added tax resulting from the increase in sales in 2000 and the income tax payable.

17. **Other Payables**

	31st December, 2000 Rmb'000	31st December, 1999 Rmb'000
Other payables	176,357	101,830

The increase in the Company's other payables as at 31st December, 2000 of Rmb 74,527,000 compared with that as at 31st December, 1999 is mainly attributable to the increase in the transportation fees to Lingshan Railway Bureau and the increase of steel frame deposits. No balance was due to a shareholder who holds more than 5% (such 5% inclusive) of the Company's shareholding.

18 **Loan**

	31st December, 2000 Rmb'000	31st December, 1999 Rmb'000
Long-term loan		
Appropriation to Angang Holding	240,000	360,000
Less: current portion of long-term loan	120,000	120,000
	120,000	240,000

As at 31st December, 1996, the appropriation to Angang Holding amounted to Rmb 600,000,000. According to the agreement entered into with Angang Holding, such amount was being classified as a long-term loan from Angang Holding and repayable with a minimum annual amount of Rmb 120,000,000 commencing from 1st January, 1998. This long-term loan is interest free.

19 **Convertible Debentures**

	31st December, 2000 Rmb'000	31st December, 1999 Rmb'000
Convertible Debentures	151,901	—

On 15th March, 2000, the Company issued A share convertible debentures (the "Debentures") amounting to Rmb1,500,000,000 with maturity of 5 years and an interest rate of 1.2% annually. Interest will accrue from 14th March, 2000. The debentures will be convertible from 14th September, 2000 to 13th March, 2005 into A shares. By 31st December, 2000, 408,943,000 A shares were issued on the conversion of convertible debentures with a carrying amount of Rmb1,349,531,000 convertible debentures and Rmb9,257,000 interest expenses accrued, increasing capital surplus by Rmb949,845,000.

20. **Share Capital**

	Opening balance	Increase/ (decrease)	Closing balance
Unlisted shares			
Promoter shares			
Of which: State-owned shares	—	—	—
Domestic legal person owned shares	1,319,000,000	—	1,319,000,000
Foreign legal person owned shares	—	—	—
Others	—	—	—
Subscribed legal person shares	—	—	—
Internal employees' shares	—	—	—
Preference shares or others	—	—	—
Sub-total	1,319,000,000	—	1,319,000,000
Listed shares			
Renminbi ordinary shares	300,000,000	408,943,331	708,943,331
Domestic-listed foreign invested shares	—	—	—
Overseas-listed foreign invested shares	890,000,000	—	890,000,000
Others	—	—	—
Sub-total	1,190,000,000	408,943,331	1,598,943,331
Total number of shares	2,509,000,000	408,943,331	2,917,943,331

By 31st December, 2000, 408,943,331 A shares have been issued upon the conversion of convertible debentures. The Company will apply for registration concerning any relevant share capital change.

21. **Capital Surplus**

	Opening balance Rmb'000	Increase during the year Rmb'000	Decrease during the year Rmb'000	Closing balance Rmb'000
Net assets conversion	709,817	—	—	709,817
Proceeds from issuing H shares net of expenses	594,722	—	—	594,722
Proceeds from issuing A shares net of expenses	848,222	—	—	848,222
Conversion of convertible debenture	—	949,845	—	949,845
	2,152,761	949,845	—	3,102,606

By 31st December, 2000, the conversion of convertible debentures into A shares led to the increase of capital surplus by Rmb949,845,000.

22. **Surplus Reserves**

	Opening balance Rmb'000	Increase during the year Rmb'000	Decrease during the year Rmb'000	Closing balance Rmb'000
Statutory common reserve	92,573	48,975	—	141,548
Statutory public welfare fund	92,573	48,975	—	141,548
Total	185,146	97,950	—	283,096

In accordance with the PRC Company Law and the article 147 of the Company's Articles of Association, 10% of the Company's net profit after taxation is allocated to the statutory common reserve fund, until the fund aggregates to 50% of the Company's registered capital; and 5% to 10% to the statutory public welfare fund.

Retained Profits

	As at 31st December, 2000 Rmb'000	As at 31st December, 1999 Rmb'000
Retained profits brought forward	585,032	352,023
Add: profit for the year	489,749	291,261
Less: appropriation of profit	(97,950)	(58,252)
Dividends payable	(262,615)	—
Retained profits carried forward	714,216	585,032

In accordance with the resolution at the Board of Directors' meeting on 20th March, 2001, the Company's final dividend for the year is at Rmb0.09 per share, which is subject to the approval at the forthcoming Annual General Meeting.

24. **Income from Principal Operations**

	1st January, to 31st December, 2000 Rmb'000	1st January, to 31 December, 1999 Rmb'000
Wire rods	1,753,228	1,697,383
Thick plates	1,891,045	1,568,832
Cold rolled sheets	3,432,080	2,779,263
Large sections steel products	2,174,803	877,664
Steel billets	541,994	—
	9,793,150	6,923,142

25. **Business Tax and Surcharges**

	1st January, to 31st December, 2000 Rmb'000	1st January, to 31st December, 1999 Rmb'000
Business tax and surcharges	25,550	15,146

Increase in business tax and surcharges for 2000 is mainly due to the increase in purchases and sales during the year, which led to an increase in VAT payable and resulting in the increase in business tax and surcharges as they are provided for on the net VAT liabilities.

26. **Other Operating Profit**

	1st January, to 31st December, 2000 Rmb'000	1st January, to 31st December, 1999 Rmb'000
Packaging material profits	6,604	8,035
Income from sales of scrap materials	16,205	7,919
Others	427	63
Total	23,236	16,017

27. **Operating Expenses**

	1st January, to 31st December, 2000 Rmb'000	1st January, to 31st December, 1999 Rmb'000
Operating expenses	168,158	119,066

The increase in the Company's operating expenses for 2000 is mainly due to the increase in sales which led to an increase in relevant transportation fees, packaging fees and agent fees.

28. **Administrative Expenses**

	1st January, to 31st December, 2000 Rmb'000	1st January, to 31st December, 1999 Rmb'000
Administrative expenses	149,093	86,538

The increase in the Company's administrative expenses for 2000 is mainly due to the addition of the Large Section Plant on 1st July, 1999 and Steel Smelting Plants on 1st April, 2000 which led to an increase in relevant salaries and wages, welfare and land-use rights amortisation, and other such expenses.

29 **Financial Income**

	1st January, to 31st December, 2000 Rmb'000	1st January, to 31st December, 1999 Rmb'000
Interest income:	40,150	38,071
Less: interest expenses	—	—
Exchange gain	—	1
Exchange loss	—	(219)
Others	(472)	(553)
	39,678	37,300

30. **Non-Operating Income**

	1st January, to 31st December, 2000 Rmb'000	1st January, to 31st December, 1999 Rmb'000
Penalties on breach of contracts	152	384
Others	11	1,832
	163	2,216

31. **Non-Operating Expenses**

	1st January, to 31st December, 2000 Rmb'000	1st January, to 31st December, 1999 Rmb'000
Penalties and fines	3,183	1,140
Loss on disposal of fixed assets	142	3,663
Others	1,382	26
Total	4,707	4,829

32. **Related Party Transactions**

Related party with controlling interest:

Name of Enterprises	Registered address	Principal activities	Relation to the Company	Economic nature	Legal representative
Anshan Iron and Steel Group Complex ("Angang Holding")	Tie Xi District Anshan, Liaoning Province	Production and sales of steel and metal products, steel filament tubes, and metal structures	Holding	People owned	Liu Jie

The registered paid-in capital of Angang Holding as at 31st December, 2000 is Rmb10,794,160,000.

Related party transactions with Angang Holding:

(a) Recurring business transactions

	1st January to 31st December, 2000 Rmb'000	1st January to 31st December, 1999 Rmb'000
Sales (excluding business tax and surcharge)	823,188	354,775
Subcontracting fee (excluding business tax and surcharge)	419,813	—
Sales/return of scrap materials (excluding business tax and surcharge)	200,020	75,370
Purchase		
— Raw materials	6,855,139	5,234,383
— Ancillary materials and spare parts	—	36,462
Staff welfare and other services	77,664	101,305
Supply of fuel and power	231,425	115,997
Technology licence fee	7,506	8,480

-Sales

The Company sold steel products to certain business undertakings of Angang Holding. The selling prices were not lower than the average prices charged to independent customers for preceding month.

-Sub-contracting fee

The Company processed molten iron into molten steel on behalf of Angang Holding from April 2000. The Company received a sub-contracting fee, which is based on the actual processing cost incurred by the Company with a profit margin of 5 per cent.

-Sales of scrap materials

The Company purchased raw materials from Angang Holding for production and returned scrap materials to Angang Holding at average prices charged to independent customers.

-Purchase of raw materials

The Company purchased its principal raw materials from Angang Holding at prices no higher than the lowest sales prices charged by Angang Holding to independent customers and the average sales prices quoted to the Company by five independent suppliers for large quantities.

-Purchase of ancillary materials and spare parts

The Company purchased ancillary materials and spare parts from Angang Holding based on the average prices of such materials charged by Angang Holding to independent customers, market prices or applicable State prices.

The Company did not purchase any ancillary materials and spare parts from Angang Holding in 2000.

-Staff welfare and other services

Angang Holding charged the Company for railway and road transportation services; agency services for purchase of fuel oil and liquified petroleum gas, import of spare parts and export of products; equipment repair and general maintenance and overhaul; design and engineering services, product quality testing and analysis; heating supply for employees' accomodation; newspapers, telephone, fax and other media communication services and staff training either at the applicable State prices, market prices or at cost.

-Supply of fuel and utilities

The Company purchased industrial water, recycled water, soft water, mixed gas, oxygen, nitrogen, hydrogen, compressed air and steam from Angang Holding at cost.

-Technology licence fee

The Company entered into a technology licence agreement with Angang Holding under which Angang Holding licensed to the Company patents relating to the production of products of the Company in return for an annual licence fee.

Angang Holding, together with China Huarong Assets Management Company and China Xinda Assets Management Company, set up a subsidiary, 鞍鋼集團新鋼鐵有限責任公司 (Angang New Steel and Iron Company Limited) ("ANSI"), on 28th December, 2000. ANSI consists of 24 plants, which were transferred from Angang Holding. ANSI commenced its operation from 1st January, 2001. All the plants that supply raw materials and utilities services to the Company now belong to ANSI. The Company now sells its finished products to ANSI instead of to Angang Holding.

In addition, the Company's exports sales were made through Angang Group International Trade Corporation which is an agent of the Company.

(b) Non-recurring business transactions

-Acquisition of new converter furnaces, land and related assets

On 1st April, 2000, the Company acquired the new converter furnaces, land and related assets from the Angang Holding at a consideration of Rmb409,000,000. The acquisition was approved by the independent shareholders of the Company at the Extraordinary General Meeting on 30th March, 2000.

-Issuance of convertible debentures

The issuance of convertible debentures amounting to Rmb1,500,000,000 on 15th March, 2000 was guaranteed by Angang Holding.

33. **Retirement Benefits and Other Staff Benefits**

The Company participates in an employee pension scheme pursuant to the relevant regulations prescribed by Anshan City and the Liaoning Provincial Government in accordance with the PRC Government's guidelines. All the employees of the Company are entitled to receive, on retirement, pension payments from this scheme. Under the scheme, the Company was required to make contributions calculated based on 25.5% of the aggregate monthly salaries of all employees of the Company.

34. **Capital Commitments**

The capital commitments of the Company at 31st December, 2000 were as follows:

	Authorised but not contracted for Rmb'000	Contracted but not provided for Rmb'000	Total Rmb'000
Continuous casting	400,200	1,800	402,000
Combined rolling line	59,670	38,830	98,500
Galvanized steel line	1,182,210	230,860	1,413,070
Other facilities	4,233	7,689	11,922
Total	1,646,313	279,179	1,925,492

35. **Contingent liability**

The Company did not have any contingent liabilities as at 31st December, 2000.

36. **Post balance sheet event**

The Company signed a preliminary joint venture agreement with Thyssen Krupp Stahl AG to produce galvanized steel on 8th February, 2001. The production line is planned to be located in Dalian. Each party will contribute US$30,000,000 to the share capital. The proposed joint venture is subject to the approval by the Foreign Economic and Trade Commission.

37. **Adjustments on the Net Profit and Shareholders' Funds in accordance with IAS**

The Company's accounts have been prepared in accordance with the "Accounting Standards for Business Enterprises", "Accounting System for PRC Joint Stock Companies" and other relevant regulations. There are certain areas which are materially different from the Company's accounts prepared under IAS. Effects arising from these differences on net profit and the shareholder's fund for the year ended 31st December, 2000 are set out below:

	Profit attributable to shareholders: 1st January to 31st December, 2000 Rmb'000	1st January to 31st December, 1999 Rmb'000	Net assets: At 31st December, 2000 Rmb'000	At 31st December, 1999 Rmb'000
Per accounts prepared under PRC Accounting Rules and Regulations	489,749	291,261	7,017,561	5,431,939
Dividend proposed and provided for	—	—	262,615	—
Inventory provision	—	3,736	—	—
Intangible assets and the related amortisation	2,455	2,454	(112,915)	(115,370)
IAS accounting treatment on convertible debentures				
— Discount on convertible debenture	—	—	17,232	—
— Additional borrowing cost capitalised	—	—	5,115	—
Deferred tax	(509)	(2,050)	29,444	38,071
Per accounts prepared under IAS	[illegible]	[illegible]	[illegible]	[illegible]

Note: The comparative figures have been adjusted to reflect the retrospective effect of the adoption of IAS 10 *Events after the Balance Sheet Date (revised 1999)* and IAS 37 *Provisions, Contingent liabilities and Contingent Assets.*

By Order of the Board
Chairman
Liu Jie

Hong Kong, 20th March, 2001